

June 8, 2011

Harold E. Antonson
Chief Financial Officer
US 1 Industries, Inc.
336 West US 30, Suite 201
Valparaiso, IN 46385

> **Re:** **US 1 Industries, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed by US 1 Industries Inc., Trucking**
> **Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson, and Michael**
> **E. Kibler**
> **File No. 005-32549**
> **Filed May 24, 2011**
>
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-08129**
> **Filed May 24, 2011**

Dear Mr. Antonson:

We have received your response to our prior comment letter dated April 29, 2011 and have the following additional comments.

Schedule 13E-3

1. We note your response to our prior comment six. Please file the financial analyses, valuations and reports that the financial advisor considered or relied upon in connection with the fairness opinion, that the board considered or relied upon in approving the merger, or that the filing persons considered or relied upon in structuring the transaction presented to security holders.

Schedule 14A

The Special Committee (see page 11), page 5

2. We note the disclosure on page five which states that the Board of Directors formed a Special Committee consisting of "independent directors." However, you state that Mr. Brad James is a director, partner and significant shareholder of Seagate Transportation Services, Inc., a holder of shares of your common stock. You also state on page six that Mr. James is not independent. Please revise to remove the inconsistency throughout the prospectus and describe the definition of "independent director" that was used in forming the Special Committee.

Special Factors, page 13

Background, page 13

3. We note your response to our prior comment seven. Please revise to state as a belief of management that the market for the Company's common stock has not been "robust." Please also disclose here that since the end of 2008, trade activity has been "on the upswing," which you indicate on page 11.

4. Here and repeatedly, you mention your stock's limited liquidity and low market price, yet there has been a recent upswing in the trading price of your stock since the end of 2008. Please disclose what consideration the board and the Independent Directors gave to this dichotomy in light of the upswing in trading prices.

5. We note your response to our prior comment eight. Please quantify how "much larger" and "more profitable" Landstar is than the Company, so that shareholders may assess the relevance of Landstar as a comparative company. Also explain your reasons for comparing the executive compensation of your officers to Landstar when its revenues are substantially greater than yours or those of your other comparable companies listed on page 22. Alternatively, remove the comparison.

6. Refer to the seventh paragraph on page 13. Please revise to name the independent director referred to in your discussion of the offer price in relation to the parcel of real estate owned by one of your subsidiaries.

Purposes and Structure of the Merger, page 13

The Company, page 13

7. We note your response to our prior comment 13 and reissue, as we were unable to locate your revised disclosure. Please revise to disclose why the Acquiror Filing Persons did not consider any alternative to the going-private transaction that would serve the purpose of increasing liquidity for the shareholders. For example, please address whether any attempts were made to shop the company to a third-party or whether ways to achieve liquidity and also allow the shareholders to maintain ownership of the shares were contemplated, such as, for example, a reverse stock split or to increase analyst notice by growing through mergers.

Analysis of Comparable Companies Utilized by Cambridge Partners, page 51

8. Please indicate whether the transactions used in the market transaction method involved bona fide third party transactions or going private transactions.

Please contact Chanda DeLong at (202) 551-3490, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411, or me at (202) 551-3642 with any questions.

Sincerely,

Loan Lauren P. Nguyen
Special Counsel

cc: Via *facsimile 404-962-6743*
        W. Brinkley Dickerson, Jr.